Exhibit 99.2

新 闻 稿 Press Release	中国石油天然气股份有限公司 PetroChina Company Limited
	中国北京东城区东直门北大街9号 邮编：100007 电话：86-10-59986266 传真：86-10-62099559	9 Dongzhimen North Street, Dongcheng District, Beijing, 100007, P.R.China TEL : 86-10-59986266 FAX : 86-10-62099559

PetroChina’s Production and Operation were Stable in First Three Quarters of 2019

Upstream Development Accelerated, Growth Recorded in Production and Efficiency

(Beijing, 30 October 2019) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) announced today that in the first three quarters of 2019, the Company focused on quality-based business growth, pursued its guidelines of steady development, strengthened production and operation organizations, promoted structural adjustments of business, fostered reform and innovation, while continuously reducing expenditures, cutting costs and enhancing efficiency. Production and operation remained stable. Upstream business accelerated development. Facing the severe situation of slowing down in global economy, declining global oil price and fiercer competition in the domestic refined oil market, our revenue still recorded steady growth. Under the International Financial Reporting Standards, during the first three quarters of 2019, PetroChina recorded a revenue of RMB1,814,402 million, representing an increase of 5.1% compared with the same period last year. The net profit attributable to owners of the Company was RMB37,253 million.

Results Review

All business segments achieved healthy development with stable financial performance. In the first three quarters of 2019, the Company sustained healthy development and profitability of all business sectors under the policy of cutting costs and enhancing efficiency. The Exploration and Production segment, adhering to low-cost development, controlled oil and gas lifting cost at US$11.28/barrel, a year-on-year decrease of 1.7%. In addition, the segment achieved an operating profit of RMB76,935 million, representing an increase of 32.9% year-on-year, and continued to be the major contributor to the profit of the company. The Refining and Chemicals segment, the Marketing segment, and the Natural Gas and Pipeline segment achieved an operating profit of RMB7,133 million, 422 million and 21,950 million respectively. The Company’s overall financial performance remained stable with a good cash flow and free cash flow remained positive.

Major breakthroughs were achieved in unconventional oil and gas exploration with significant increase in oil and gas equivalent output. In the first three quarters, the Company actively promoted the acceleration of domestic exploration, increased investment in risk exploration in new fields and key areas, accelerated scientific and technological innovation and key technological breakthroughs. Substantial achievements were made in the exploration of unconventional oil and gas, including major discoveries of Chang 7 oil source formation in Ordos Basin, and significant progress in the exploration of shale gas in Sichuan Basin. In the first three quarters, the Company achieved the oil and gas equivalent output of 1,165 million barrels, up 5.2% year-on-year, of which, the oil and gas equivalent output from domestic operations achieved 1,005 million barrels, up 5.0% year-on-year. The Company strengthened management and risk control of key oil and gas projects overseas. The oil and natural gas equivalent output from overseas operation was 160 million barrels, up 7.0% year-on-year.

Proactively responded to market changes, promoted structural transformation and upgrade of the refining and chemicals businesses, and improved the marketing of refined oil products and natural gas. The Company actively responded to the severe situation of overcapacity of the current domestic refining and chemical industry and refined oil products, narrowing gross margin, decreasing price of chemical product and increasingly under-pricing of refined oil products, by adhering to the market orientation, promoting the refining and chemicals structure adjustment，transforming and upgrading, promoting output of marketable high-profitability products and maximizing the capacity and efficiency of chemical installation. The Company optimized the marketing strategy of refined oil products, accurately grasped the sales pattern, adhered to the flow of resources to high-efficiency markets and promoted the expansion of refined oil sales. The Company optimized the gas source structure, given priority to the domestic sales of self-produced natural gas, ensured full production and sales and strengthens the development of natural gas terminals. In the first three quarters of 2019, the Company processed 906 million barrels of crude oil, representing an increase of 4.3% compared with the same period last year. Production of gasoline, diesel and kerosene was 86.583 million tons, representing an increase of 6.2% compared with the same period last year. Output of chemical products increased by 786,000 tons compared with the same period last year. Sales volume of gasoline, diesel and kerosene was 139 million tons, an increase of 0.8% compared with the same period last year.

Outlook

Looking ahead to the fourth quarter, the Company will adhere to the principles of stable development, continuously boosting the domestic oil and natural gas to increase reserves, production and efficiency. The Company will also strengthen the research and judgement towards market trends, proactively tackle with overcapacity of refining and chemical business and the intense competition in the refined oil market, strengthen the production structure and plans for coordination, advance cost reduction while boosting efficiency, in order to ensure it achieves every operating target, as well as to drive quality growth.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies	Fax: (852) 2576 1990
Doris Zhao	Tel: (852) 2894 6231
Email: doris.zhao@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Liu Ping	Tel: (8610) 5166 3828
Email: ping.liu@everbloom.com.cn

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